CARBYLAN THERAPEUTICS, INC.

3181 PORTER DRIVE

PALO ALTO, CA 94304

April 6, 2015

Via EDGAR Transmission and Facsimile

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Attn: Jeffrey P. Riedler, Assistant Director

Re:	Carbylan Therapeutics, Inc. (File No. 333-201278)

Dear Mr. Riedler:

On behalf of Carbylan Therapeutics, Inc. (the “Company”), we hereby respectfully request that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the Company’s Registration Statement on Form S-1 effective at 4:30 p.m. Eastern Time on April 8, 2015 or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Commission. The Company hereby authorizes David J. Saul of Ropes and Gray LLP, counsel to the Company, to make such request on our behalf.

In connection with the above-captioned Registration Statement, the Company acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this filing to David J. Saul at (650) 617-4085.

Sincerely,

/s/ David M. Renzi
David M. Renzi
President and Chief Executive Officer

cc:	David J. Saul, Ropes & Gray LLP
Brian J. Cuneo, Latham & Watkins LLP